CONESTOGA FUNDS

                           SHAREHOLDER SERVICING PLAN

      This Shareholder Servicing Plan (the "Plan") is adopted by Conestoga Funds, a Delaware statutory trust (the "Trust"), on behalf of each of its series (each a "Fund") as set forth in Schedule I, as amended from time to time, subject to the following terms and conditions:

      Section 1. Annual Fees.

      Shareholder Services Fee. Each Fund may pay to the distributor of its shares or financial institutions that provide certain services to the Funds (each an "Intermediary"), a shareholder services fee under the Plan at an annual rate not to exceed 0.25% of the average daily net assets of the Fund attributable to the Intermediary thereof (the "Services Fee").

      Adjustment to Fees. A Fund may pay a Services Fee to an Intermediary at a lesser rate than the fees specified in Section 1 hereof as agreed upon by the Board of Trustees (the "Board") and the Intermediary and approved in the manner specified in Section 3 of this Plan.

      Payment of Fees. The Services Fees will be calculated daily and paid monthly by each Fund at the annual rates indicated above.

      Section 2. Expenses Covered by the Plan.

      Services Fees may be used by the Intermediary for payments to financial institutions and persons who provide administrative and support services to their customers who may from time to time beneficially own shares, which may include (i) establishing and maintaining accounts and records relating to shareholders; (ii) processing dividend and distribution payments from the Fund on behalf of shareholders; (iii) providing information periodically to shareholders showing their positions in shares and integrating such statements with those of other transactions and balances in shareholders' other accounts serviced by such financial institution; (iv) arranging for bank wires; (v) responding to shareholder inquiries relating to the services performed; (vi) responding to routine inquiries from shareholders concerning their investments;
(vii) providing subaccounting with respect to shares beneficially owned by shareholders, or the information to the Fund necessary for subaccounting; (viii) if required by law, forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to shareholders; (ix) assisting in processing purchase, exchange and redemption requests from shareholders and in placing such orders with our service contractors; (x) assisting shareholders in changing dividend options, account designations and addresses; (xi) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; and (xii) providing such other similar services as the Fund may reasonably request to the extent that the Intermediary is permitted to do so under applicable statutes, rules and regulations.


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      Section 3. Board Approval

      Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board and (b) those Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Trust (the "Independent Trustees") and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

      Section 4. Continuance of the Plan.

      The Plan will continue in effect until August 12, 2005, and thereafter for successive twelve-month periods; provided, however, that such continuance is specifically approved at least annually by the Board and by a majority of the Qualified Trustees.

      Section 5. Termination.

      The Plan may be terminated at any time with respect to a Fund (i) by the Trust without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

      Section 6. Amendments.

      No material amendment to the Plan may be made unless approved by the Board in the manner described in Section 3 above.

      Section 7. Selection of Certain Trustees.

      While the Plan is in effect, the selection and nomination of the Independent Trustees Trustees will be committed to the discretion of the Independent Trustees then in office.

      Section 8. Written Reports.

      In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports complying with the requirements of the Rule which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

      Section 9. Preservation of Materials.

      The Company will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.



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      Section 10. Limit of Liability.

      The limitation of shareholder liability set forth in the Trust's Trust Instrument is hereby acknowledged. The obligations of the Trust under this Plan, if any, shall not be binding upon the Trustees individually or upon holders of shares of the Trust individually but shall be binding only upon the assets and property of the Trust, and upon the Trustees insofar as they hold title thereto.

      Section 11. Meanings of Certain Terms.

      As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act.

Adopted by the Board on August 12, 2004





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                                   SCHEDULE I

   To the Shareholder Servicing Plan dated August 12, 2004 of Conestoga Funds

1.    Small Cap Fund


Effective as of August 12, 2004.